SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

GFI Group Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

361652 20 9

(CUSIP Number)

BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

Attention: Stephen M. Merkel, Esq.

(212) 610-2200

Copies to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: David K. Lam, Esq.

(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons. BGC Partners, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.5%(1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.5% beneficial ownership is based on 126,541,799 shares of common stock reported outstanding as of July 31, 2014 as reported in GFI Group Inc.’s Quarterly Report on Form 10-Q filed August 11, 2014.

1	Names of reporting persons. BGC Holdings, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.5%(1)(2)
14	Type of reporting person* OO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.5% beneficial ownership is based on 126,541,799 shares of common stock of GFI Group Inc. reported outstanding as of July 31, 2014 as reported in GFI Group Inc.’s Quarterly Report on Form 10-Q filed August 11, 2014.

1	Names of reporting persons. BGC Holdings, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.5%(1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.5% beneficial ownership is based on 126,541,799 shares of common stock of GFI Group Inc. reported outstanding as of July 31, 2014 as reported in GFI Group Inc.’s Quarterly Report on Form 10-Q filed August 11, 2014.

1	Names of reporting persons. BGC GP, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.5% (1)(2)
14	Type of reporting person* OO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.5% beneficial ownership is based on 126,541,799 shares of common stock of GFI Group Inc. reported outstanding as of July 31, 2014 as reported in GFI Group Inc.’s Quarterly Report on Form 10-Q filed August 11, 2014.

1	Names of reporting persons. BGC Partners, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,075,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,075,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,075,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.5% (1)(2)
14	Type of reporting person* CO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 17,075,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record by BGC Partners, L.P. Does not include 45,000 shares held by its affiliate, Cantor Fitzgerald & Co.
(2)	The calculation of the 13.5% beneficial ownership is based on 126,541,799 shares of common stock of GFI Group Inc. reported outstanding as of July 31, 2014 as reported in GFI Group Inc.’s Quarterly Report on Form 10-Q filed August 11, 2014.

1	Names of reporting persons. Cantor Fitzgerald, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,120,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,120,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,120,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.5% (1)(2)
14	Type of reporting person* PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.5% beneficial ownership is based on 126,541,799 shares of common stock of GFI Group Inc. reported outstanding as of July 31, 2014 as reported in GFI Group Inc.’s Quarterly Report on Form 10-Q filed August 11, 2014.

1	Names of reporting persons. CF Group Management, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,120,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,120,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,120,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.5% (1)(2)
14	Type of reporting person* CO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.5% beneficial ownership is based on 126,541,799 shares of common stock of GFI Group Inc. reported outstanding as of July 31, 2014 as reported in GFI Group Inc.’s Quarterly Report on Form 10-Q filed August 11, 2014.

1	Names of reporting persons. Howard W. Lutnick
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 17,120,464 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 17,120,464 (1)
11	Aggregate amount beneficially owned by each reporting person 17,120,464 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 13.5%(1)(2)
14	Type of reporting person* IN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. The 17,120,464 shares of common stock of GFI Group Inc. that may be deemed to be beneficially owned by this reporting person are held of record as follows: 17,075,464 shares are held of record by BGC Partners, L.P. and 45,000 shares are held of record by Cantor Fitzgerald & Co.
(2)	The calculation of the 13.5% beneficial ownership is based on 126,541,799 shares of common stock of GFI Group Inc. reported outstanding as of July 31, 2014 as reported in GFI Group Inc.’s Quarterly Report on Form 10-Q filed August 11, 2014.

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D, dated September 3, 2014 (the “Original 13D”), filed by BGC Partners, L.P., a Delaware limited partnership; BGC Holdings, LLC, a Delaware limited liability company; BGC Holdings, L.P., a Delaware limited partnership; BGC GP, LLC, a Delaware limited liability company; BGC Partners, Inc., a Delaware corporation (collectively with BGC Partners, L.P., BGC Holdings, LLC, BGC Holdings, L.P. and BGC GP, LLC, the “BGC Entities”); Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”); CF Group Management, Inc., a New York corporation (“CFGM”); and Howard W. Lutnick (collectively with the BGC Entities, CFLP and CFGM, the “Reporting Persons” and each, a “Reporting Person”).

Except as set forth in this Amendment, the Original 13D is unmodified.

Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Original 13D.

ITEM 4.	PURPOSE OF THE TRANSACTION

The information contained in Item 4 of the Original 13D is hereby amended and supplemented by adding the following information:

On October 21, 2014, Shaun D. Lynn, President of BGC Partners, Inc., sent a letter notifying the board of directors of GFI that BGC Partners, Inc. (“BGCP”) was commencing, on the following day, an offer to purchase 100% of the outstanding Shares that are issued and outstanding at a price of $5.25 per Share (the “Offer Price”). A copy of the letter is included as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

On October 22, 2014, BGCP issued a press release announcing the commencement of a tender offer to purchase all Shares that are issued and outstanding at the Offer Price and including a copy of the letter from Mr. Lynn to the board of directors of GFI. A copy of the press release is included as Exhibit 5 to this Schedule 13D and is incorporated herein by reference.

On October 22, 2014, BGCP, through its operating subsidiary BGC Partners, L.P. commenced a tender offer to purchase, subject to the terms and conditions set forth in the offer to purchase and letter of transmittal, all of the outstanding Shares of GFI at the Offer Price (the “Offer”). The offer to purchase and letter of transmittal setting forth the Offer, each dated October 22, 2014, are included as Exhibit 6 and Exhibit 7 to this Schedule 13D, respectively, and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The information contained in Item 7 of the Original 13D is hereby amended and supplemented by adding the following information:

Exhibit	Name

4	Letter to the Board of Directors of GFI Group Inc., dated October 21, 2014 (incorporated by reference to portions of Exhibit 99.1 to BGC Partners, Inc.’s Current Report on Form 8-K filed on October 22, 2014).

5	BGC Partners, Inc. press release, dated October 22, 2014 (incorporated by reference to Exhibit 99.1 to BGC Partners, Inc.’s Current Report on Form 8-K filed on October 22, 2014).

6	Offer to Purchase, dated October 22, 2014 (incorporated by reference to Exhibit (a)(1)(A) to BGC Partners, Inc.’s Tender Offer Statement on Schedule TO filed on October 22, 2014).

7	Letter of Transmittal, dated October 22, 2014 (incorporated by reference to Exhibit (a)(1)(B) to BGC Partners, Inc.’s Tender Offer Statement on Schedule TO filed on October 22, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2014

BGC PARTNERS, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC HOLDINGS, LLC

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC HOLDINGS, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC GP, LLC

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

BGC PARTNERS, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, Chief Executive Officer and Director

HOWARD W. LUTNICK

/s/ Howard W. Lutnick